                                    UNITED STATES
                               SECURITIES AND EXCHANGE
                                      COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D
                                  (Amendment No. 1)
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 COMFORCE CORPORATION
                                ---------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)

                                       20038K10
                                      ---------
                                    (CUSIP Number)

                                   MS. LINDA GENTY
                          865 S. FIGUEROA STREET, SUITE 1500
                            LOS ANGELES, CALIFORNIA  90017
                            ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    AUGUST 8, 1997
                                    --------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / /(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (continued on following pages)
                                 (Page 1 of 8 Pages)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 20038K10                                            Page 2 of 8 Pages


- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cypress Partners, L.P.                  IRS No. 13-6312316
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  /x/

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

       WC
- --------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- --------------------------------------------------------------------------------
    NUMBER OF                 7    SOLE VOTING POWER
                                    393,000
     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8    SHARED VOTING POWER

    OWNED BY                        None
                             ---------------------------------------------------
      EACH                    9    SOLE DISPOSITIVE POWER

   REPORTING                        393,000
                             ---------------------------------------------------
  PERSON WITH                10    SHARED DISPOSITIVE POWER

                                    None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       393,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.01%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       PN
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D

CUSIP No. 20038K10                                            Page 3 of 8 Pages


- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cypress International Partners Limited
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  /x/

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

       WC
- --------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
- --------------------------------------------------------------------------------
    NUMBER OF                 7    SOLE VOTING POWER
                                    50,200
     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8    SHARED VOTING POWER

    OWNED BY                        None
                             ---------------------------------------------------
      EACH                    9    SOLE DISPOSITIVE POWER

   REPORTING                        50,200
                             ---------------------------------------------------
  PERSON WITH                10    SHARED DISPOSITIVE POWER

                                    None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        50,200
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .38%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       00
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D

CUSIP No. 20038K10                                            Page 4 of 8 Pages


- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Furth
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  /x/

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

       PF
- --------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
- --------------------------------------------------------------------------------
    NUMBER OF                 7    SOLE VOTING POWER
                                    4,000
     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8    SHARED VOTING POWER

    OWNED BY                        None
                             ---------------------------------------------------
      EACH                    9    SOLE DISPOSITIVE POWER

   REPORTING                        4,000
                             ---------------------------------------------------
  PERSON WITH                10    SHARED DISPOSITIVE POWER

                                    None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .03%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D

CUSIP No. 20038K10                                            Page 5 of 8 Pages


- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christiane Turner
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  /x/

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

       PF
- --------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
- --------------------------------------------------------------------------------
    NUMBER OF                 7    SOLE VOTING POWER
                                    0
     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8    SHARED VOTING POWER

    OWNED BY                        None
                             ---------------------------------------------------
      EACH                    9    SOLE DISPOSITIVE POWER

   REPORTING                        0
                             ---------------------------------------------------
  PERSON WITH                10    SHARED DISPOSITIVE POWER

                                    None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                          6 of 8

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549













                                  S T A T E M E N T
                                  - - - - - - - - -


                             Pursuant to Section 13(d) of
                           the Securities and Exchange Act
                           and Rule 13d-1 of the Securities
                               and Exchange Commission




                                CYPRESS PARTNERS, L.P.
                        CYPRESS INTERNATIONAL PARTNERS LIMITED
                                     DAVID FURTH
                                  CHRISTIANE TURNER

                                                                          7 of 8

          This Amendment No. 1 to Schedule 13D, filed on behalf of Cypress Partners, L.P. ("Cypress"), Cypress International Partners Limited ("Cypress International"), David Furth and Christiane Turner (Cypress, Cypress International, and Ms. Turner are collectively referred to herein as the "Reporting Persons") hereby amends the Schedule 13D filed on July 29, 1996 as follows:

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended by adding the following information: Mr. Furth is no longer employed by Oakmont and as a result has not joined in the filing of this Amendment No. 1 to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended to supply the following additional information:

           The following table sets forth the transactions effected by the Reporting Persons since February 8, 1997. Each of the transactions set forth below reflects a purchase or sale effected by means of a stock exchange trade. The Price Per Share excludes commissions, if any.

                                                Price Per    Number of
          Reporting Person        Trade Date      Share      Shares Sold
          ----------------        ----------      -----      -----------

          Cypress International    8/5/97         $7.81          4,700
          Cypress International    8/6/97         $7.32          2,300
          Cypress International    8/7/97         $8.82         11,900
          Cypress International    8/8/97         $8.60          3,100
          Cypress International    8/14/97        $7.64          1,100
          Cypress International    8/15/97        $7.50          8,600
          Cypress International    8/18/97        $7.14            700
          Cypress International    8/19/97        $7.10          2,200
          Cypress International    8/29/97        $6.98          1,600
          Cypress International    9/2/97         $8.17          1,600
          Cypress                  8/5/97         $7.81         30,000
          Cypress                  8/6/97         $7.32         13,000
          Cypress                  8/7/97         $8.82         66,000
          Cypress                  8/8/97         $8.60         19,000
          Cypress                  8/14/97        $7.64          4,000
          Cypress                  8/15/97        $7.50         43,000
          Cypress                  8/18/97        $7.15          9,000
          Cypress                  8/19/97        $7.10         14,000
          Cypress                  8/26/97        $6.98         13,000
          Cypress                  9/2/97         $8.17          8,000
          Christiane Turner        8/18/97        $8.00          3,000

          ------------------------------------------------------------------
          ------------------------------------------------------------------
               As a result of these acquisitions and sales, the Reporting Persons own 579,000 shares of Common Stock, which is less than 5% of the outstanding shares of Common Stock. Consequently, the Reporting Persons are no longer subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of their ownership of equity securities of the Registrant.

                                                                          8 of 8

                                      SIGNATURE
                                      ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Cypress Partners, L.P.                  Cypress International Partners Limited


By                                      By
    --------------------------------        -------------------------------
     Name: Steven Holzman                    Name: Steven Holzman
     Title: General Partner                  Title: General Partner

Date: September 4, 1997                      Date: September 4, 1997


Christiane Turner



- --------------------------------
Christiane Turner

Date: September 4, 1997